SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASTREX, INC.

(Name of Issuer)

Astrex, Inc. Common Stock

(Title of Class of Securities)

04635-20-8

(CUSIP Number)

Joseph Looney  205 Express Street, Plainview, NY 11803   (516) 433-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04635-20-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph Looney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 293,000 shares; (see items 3 and 5 below)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 133,000 shares (See Item 3 )

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000 shares (see item 5 below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.34% (see item 5 below)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

With respect to sole voting power includes 200,000 shares of common stock described below and 40,000 shares of common stock underlying 40,000 stock options also as described below.   With respect to sole dispositive power relates to 40,000 shares of common stock underlying 40,000 stock options.

On August  18, 2003, the Company granted to Mr. Looney 200,000 unregistered, forfeitable shares of common stock, as follows:  20,000 of those shares of common stock were issued to Mr. Looney as compensation subject to forfeiture in the event Mr. Looney ceases to be employed by the Company  prior to April 1, 2004;   20,000 of those shares of common stock were issued to Mr. Looney as compensation subject to forfeiture in the event Mr. Looney ceases to be employed by the Company prior to October 1, 2004;  30,000 of those shares of common stock were issued to Mr. Looney as compensation subject to forfeiture in the event Mr. Looney ceases to be employed by the Company prior to October 1, 2005;  40,000 of those shares of common stock were issued to Mr. Looney as compensation subject to forfeiture in the event Mr. Looney ceases to be employed by the Company prior to October  1, 2006;  40,000 of those shares of common stock were issued to Mr. Looney as compensation subject to forfeiture in the event Mr. Looney ceases to be employed by the Company prior to October 1, 2007;  50,000 of those shares of common stock were issued to Mr. Looney as compensation subject to forfeiture in the event Mr. Looney ceases to be employed by the Company prior to October 1, 2008 . In addition, on August 18, 2003 the Company granted Mr. Looney 93,000 unregistered shares of common stock.  The Company had previously granted Mr. Looney options to purchase 200,000 shares of common stock under its 2003 Incentive and Non- Incentive Stock Option Plan.  The grant carries an exercise price of $0.65 per share and is exercisable as follows: Options covering 40,000 shares of common stock are exercisable immediately; and, options covering 40,000 shares of common stock become exercisable on each of October 1, 2004, 2005, 2006 and 2007.  All of the granted options expire on October 1, 2010.   No other compensation was issued other than stated above.  The filing of this 13D is occasioned by the above.

Item 4.	Purpose of Transaction

The purpose of this transaction is to provide compensation in the form of Common Stock and options to purchase common stock to Joseph Looney.  Joseph Looney has no plans or proposals that would relate to or result in the occurrence of any of the events specified in paragraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

Assuming Mr. Looney were to exercise options to acquire 40,000 shares of common stock that are currently exercisable, Mr. Looney would own 333,000 shares of common stock which would represent 5.34% of common stock then outstanding.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2003

/s/ Joseph Looney
Joseph Looney, Chief Financial Officer

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)